OPERATING AGREEMENT
OF
SOLUTIONZ GROUP LLC

Chicke Fitzgerald, the sole member of **Solutionz Group, LLC**, a Florida limited liability company (the "Company"), does hereby execute this Operating Agreement of the Company effective as of ***January 1, 2022***, under the name of the Company. The Company was formed as a Florida limited liability company effective ***February 17, 2022***, upon the filing of its Articles of Organization with the Florida Secretary of State. This Operating Agreement constitutes the sole Operating Agreement of the Company and supersedes any prior oral or written agreements.

I
Office

The Company may have such offices as the Member (as set forth in Article IV) may designate or as the business of the Company may require. The name and address of the statutory agent of the Company is as set forth in the Company's Articles of Organization, and such agent and address of agent may be changed from time to time by the Member (as defined below).

II
Purpose

The Company's business and purpose may consist of any lawful activity permitted to limited liability companies by the Revised Limited Liability Company Act of the State of Florida, as amended.

III
Duration of the Company

The Company shall continue in perpetuity thereafter unless terminated sooner by operation of law or by decision of the Member or later if reestablished after such initial term for such additional period as determined by the Member.

IV
Member

Chicke Fitzgerald, shall be, and is, hereby admitted to the Company as the sole member of the Company (the "Member"). All actions taken and all things done and all expenditures made by any authorized representative of the Company in connection with its organization and qualification are hereby ratified, approved and confirmed in all respects by the Member.

V
Capital Contributions; Tax Status

The Member has contributed all of the capital of the Company as represented in the Capitalization Table and may in the future contribute any additional capital deemed necessary by the Member for the operation of the Company. The Company is being formed as a single member LLC, but Member reserves the right to change the structure to provide the greatest benefit to the Company and its stakeholders..

For external stakeholders contributing capital and time to the venture, the Company has deployed a mechanism known as Slicing Pie, from the book by the same name, written by Michael Moyer. All contributions are tracked using the PieSlicer.com application and all cash investments are held in an Asset Account called "The Well".

Once the Company has sufficient funds to pay staff and vendor partners, the Company will convert the Slices to equity units appropriate to the structure of the company that is selected. At that time, the cash investors will be moved from The Well, into a Capital account in the Equity section of the Balance Sheet. At that time, a new Operating Agreement will supersede this Agreement and shall be ratified by the then current Members.

VI
Ownership of Membership Interests

The Member shall own all the membership interests in the Company, represented by *[20,000,000]* "Units" and the Member shall have a 100% distributive share of the Company's profits and losses.

VII
Member and Management

The Member will manage the affairs of the Company as its sole manager (the "Manager") but is entitled to appoint or authorize representatives to act on behalf of the Company, including an Executive Team and a Board of Managers and Sounding Board.

The then current Executive Team and the Board of Managers and Sounding Board Members shall be published on the Company's website.

The signature of the Manager shall be sufficient to bind the Company. A copy of this Operating Agreement may be shown to third parties (and all third parties may rely hereupon), in order to confirm the same. Only the Member, or any authorized representative and other agents of the Company authorized in writing by the Member shall have the authority to bind the Company.

VIII
Board of Managers and Sounding Board

In light of the authority granted in Section VII, the Member has elected to appoint a Board of Managers, consisting of 5 individuals. The Member will be a part of the Board of Managers and shall appoint a Chairman.

Additionally, in order to provide a broad range of expertise to the board, the Member has formed a Sounding Board, to consist of no more than 8 members, who coupled with the head of the Sounding Board will have one collective vote on the Board.

The Board of Managers will advise the Manager in the operation of the Company and acknowledges the sole rights of the Member in Section VII.

The Board will meet quarterly either by teleconference or in person, with at least two weeks advanced notice of the meeting time. The Member may also call an emergency meeting if need be and if a vote is necessary at that meeting, will provide the advanced materials at least 48 hours prior to the meeting. Any board member may signify their proxy for a vote if unable to attend the meeting where a vote will take place. The proxy shall be sent to board@solutionz.com at least 24 hours before the scheduled vote. The Chairman and the Member will automatically receive the proxy vote.

The Member shall determine which issues require a unanimous vote of the Board of Managers. This shall include, but not be limited to a change in structure, the sale of all or a part of the Company and on its dissolution or a change in charter for the Company. The head of the Sounding Board will be responsible for obtaining the input from its members prior to the vote.

IX
Costs and Expenses

The Company may from time to time employ one or more agents, managers or other representatives. The Member has the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company.

Prior to converting from Slicing Pie to Equity, where possible the Company will use Slices, deferred compensation or revenue sharing as the mechanism of payment, prior to having sufficient capital for salaries and benefits and payment of services.

X
Books

The Company books shall be maintained at its principal office. The books shall be kept on a calendar year basis and shall be closed and balanced at the end of each such fiscal year.

XI
Voluntary Termination

Subject to the other provisions of this Operating Agreement, the Company may be dissolved at any time through unanimous consent of the Board of Managers, in which event the Member shall proceed with reasonable promptness to liquidate the Company, with a preference given to any creditors, then cash investors, then any remaining stakeholders.

XII
Miscellaneous

This Operating Agreement is made by the Member for the exclusive benefit of the Company, its Member, its Slice Holders and its successors and assignees. This Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute or otherwise in this Operating Agreement, no such creditor or third party shall have any rights under this Operating Agreement or any agreement between the Company and the Member with respect to any Capital Contribution or otherwise.

XIII
Amendments

This Operating Agreement may be amended by a written instrument adopted by the Member and executed by the Member at any time, for any purpose, at the sole discretion of the Member.

IN WITNESS WHEREOF, the owner has hereunto set its hand effective the day and year first above written.

_____

Chicke Fitzgerald, Member